Exhibit 22.1

Subsidiary Issuer of Guaranteed Securities

Chevron Corporation (Parent Guarantor) is the sole guarantor of the following unsecured notes issued by Chevron U.S.A. Inc. (Subsidiary Issuer), a Pennsylvania corporation and wholly-owned subsidiary of Parent Guarantor:

Floating rate notes due 2022

0.333% notes due 2022

Floating rate notes due 2023

0.426% notes due 2023

0.687% notes due 2025

1.018% notes due 2027

2.343% notes due 2050